Schedule A

to

Investment Advisory Agreement

of

JPMorgan Trust IV

Advisory Fee Rates

(amended as of May 12, 2020)

Name	Fee Rate
JPMorgan Core Focus SMA Fund	N/A
JPMorgan Municipal SMA Fund	N/A
JPMorgan Securities Lending Money Market Fund	0.08%
JPMorgan SmartSpending 2015 Fund[1]	0.25%
JPMorgan Ultra Short Municipal Fund	0.15%
JPMorgan Institutional Tax Free Money Market Fund	0.08%
JPMorgan Equity Premium Income Fund	0.25%
JPMorgan International Hedged Equity Fund*	0.25%
JPMorgan Emerging Markets Research Enhanced Equity Fund*	0.25%
JPMorgan International Equity Plus Fund**	0.60%
JPMorgan Macro Opportunities Fund	0.60%
JPMorgan SmartSpending 2020 Fund**	0.35%

*	Initial term continues until October 31, 2020.
**	Initial term continues until October 31, 2021.

[1]	Name Change effective on or around May 1, 2020.

*        *        *         *        *

JPMORGAN TRUST IV	J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	By:
Name:	Name:
Title:	Title: